EXHIBIT 12.1
Ashford Hospitality Trust, Inc.
Ratio of Earnings to Fixed Charges and Preferred Dividends

	Twelve Months	Twelve Months	Twelve Months	August 29, 2003
	Ended	Ended	Ended	to
	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
	In Thousands	In Thousands	In Thousands	In Dollars
Earnings:
Income before minority interest (pre-tax)	32,384	1,732	2,417	(1,836,744)
Interest expense	46,419	34,448	9,217	374,223
Interest component of operating leases	272	112	8	42,837
Dividends on Series B units	1,362
Amortization of deferred financing costs	2,038	3,956	1,884

Total earnings	82,475	40,248	13,526	(1,419,684)

Fixed Charges:
Interest expense	46,419	34,448	9,217	374,223
Interest component of operating leases	272	112	8
Dividends on Series B units	1,362
Amortization of deferred financing costs	2,038	3,956	1,884	42,837

Total fixed charges	50,091	38,516	11,109	417,060

Preferred divdends	10,875	9,303	1,355	—

TOTAL fixed charges and preferred dividends	60,966	47,819	12,464	417,060

Net income before fixed charges	82,475	40,248	13,526	(1,419,684)
Divided by fixed charges	50,091	38,516	11,109	417,060

Ratio of earnings to fixed charges	1.65	1.04	1.22

Net income before fixed charges	82,475	40,248	13,526
Divided by total fixed charges and preferred dividends	60,966	47,819	12,464

Ratio of earnings to fixed charges and preferred dividends	1.35		1.09

Amount of Coverage Deficiency		(7,571)		(1,836,744)